

Mail Stop 4561

August 19, 2008

Lewis S. Ranieri
Chief Executive Officer
Franklin Bank Corp
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
Via Facsimile (713) 952-2830 and US Mail

> **Re: Franklin Bank Corp**
> **Item 4.02 Form 8-K, filed May 2, 2008**
> **Correspondence filed June 23, 2008**
> **Correspondence filed August 6, 2008**
> **Item 4.02 Form 8-K, filed August 6, 2008**
> **File No. 001-32859**

Dear Mr. Ranieri:

   We have reviewed your letter filed on August 6, 2008 and Item 4.02 Form 8-K and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 6, 2008:

1. In response to comment one of our letter dated May 5, 2008, you disclosed that Franklin did not properly record certain mark-to-market write-downs on loans transferred from held for sale to held for investment and that you were continuing to analyze the impact of the errors. In response to comment 1 of our letter dated June 27, 2008, you disclosed that based on subsequent analysis, management concluded that the mark-to-market accounting was appropriate. Please provide us with a summary of the facts and circumstances that led to your initial conclusion that you

did not properly account for these transfers and of the subsequent analysis performed to support your current conclusion that the accounting is appropriate. In addition, please tell us, and disclose in future filings:

- the amount of loans transferred from held for sale to held for investment;
- the period in which the loans were transferred;
- the amount of the LOCOM adjustment recorded upon transfer;
- how the LOCOM adjustment was determined;
- the amount of any subsequent provisions recorded on the loans transferred;
- the principal reasons for the transfers (e.g., market conditions, inability to sell, etc);
- how you define foreseeable future for each type of loan that you hold for investment;
- how your definition of foreseeable future is consistent with your budgeting and forecasting process;
- whether you have changed your policy for defining the foreseeable future and if so, the circumstances surrounding any change;
- the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale;
- how you are recognizing income on these loans going forward, addressing loans where interest is accruing, as well as those on non-accrual status. When addressing loans on non-accrual status, please specifically address the accounting for the discount associated with the loans, which arose upon the transfer of the loans from held for sale (where they were carried at the lower of cost or market) to held for investment.

2. We note your disclosure that in addition to the September 30, 2007 Form 10-Q, you have now concluded that the financial statements as of and for the periods ending June 30, 2007, March 31, 2007 and December 31, 2006, contained in your Quarterly Reports on Form 10-Q for the periods ended June 30, 2007 and March 31, 2007 and Annual Report on Form 10-K for the year ended December 31, 2006 should no longer be relied upon. Please address each of the errors identified and tell us how you determined that they did not affect reliance on the fiscal years ended December 31, 2005, 2004 and 2003 and the quarters contained therein.

3. As a related matter, if you determine that the errors materially impact the fiscal years ended December 31, 2005, 2004 and / or 2003, please confirm that you will restate all relevant financial information (e.g., consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2005, all selected financial data and all Industry Guide 3 information) in your December 31, 2007 Form 10-K and all future filings.

4. We note your disclosure that you intend to restate the financial statements as of and for the year ended December 31, 2006 and for the quarters ending March 31, 2007,

June 30, 2007 and September 30, 2007 on a prospective basis in your Annual Report on Form 10-K for the year ended December 31, 2007 and within Franklin's respective Quarterly Reports on Form 10-Q for 2008. Please confirm, if true, that you will include restated quarterly financial results for the years 2007 and 2006 in your December 31, 2007 Form 10-K.

5. As it relates to the delinquent loan accounting error disclosed on page 3 of your Form 8-K, please:
   - provide us with the relevant sections of your service agreement to help us better understand the third party servicers contractual obligation to remit scheduled principal and interest payments;
   - explain to us your responsibility to repay the advanced principal and interest to the servicer to the extent that the borrower never pays;
   - tell us how you account for loan payments (principal and interest) received from the third party servicer for which the borrower has not paid the servicer;
   - tell us how you determined it was appropriate to increase the provision for credit losses in the quarters ended September 30, 2007, June 30, 2007 and March 31, 2007;
   - tell us how you determined that there was no adjustment necessary to the December 31, 2006 provision for credit losses; and
   - tell us how you determined that this error did not impact periods prior to the year ended December 31, 2006.

6. We note your disclosure on page 4 of your Form 8-k that adjustments will be made in the historical financial statements to record a $1.6 million impairment of a particular commercial REO property in the quarter ended June 30, 2007. Please reconcile this narrative description to the tables on pages 6 through 9 and revise your Item 4.02 Form 8-k accordingly. In doing so, please ensure that all adjustments reconcile to the preceding narrative discussion.

7. We note your disclosure on page 5 of your Form 8-k that adjustments will be made in the historical financial statements to reverse the third quarter 2007 transfer of available for sale securities with a carrying value of $91.7 million to trading and transfer of trading securities with a carrying value of $75.9 million to held to maturity. Please reconcile this narrative description to the tables on pages 6 through 9 and revise your Item 4.02 Form 8-K accordingly. In doing so, please ensure that all adjustments reconcile to the preceding narrative discussion.

8. As a related matter, please cite the authoritative literature relied upon and tell us how you determined that these transfers were inconsistent with US GAAP. In addition, please tell us how you accounted for the January 1, 2007 election to reclassify $149.7 million of available for sale securities to trading upon adoption of SFAS 156, the amount of unrealized holding gain or loss recognized in earnings upon transfer and

    how you determined that this transfer was consistent with US GAAP. Refer to paragraph 15 of SFAS 115.

*****

    As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please call Benjamin Phippen, Senior Staff Accountant at (202) 551-3697.

    Sincerely,

    Benjamin Phippen
    Senior Staff Accountant